Exhibit 99.1

MARIS-TECH Ltd.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on January 27, 2026, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is:

1.	To approve, for purposes of Sections 270(5) and 274 of the Israeli Companies Law 5759-1999 (the “Companies Law”), the issuance of ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), upon the conversion of certain convertible promissory notes previously issued by the Company in a private placement in November 2025 (the “Private Placement”);

2.	To approve, for purposes of Sections 270(5) and 274 of the Companies Law, the issuance of Ordinary Shares in connection with one or more debt or equity financing transactions to be conducted at the discretion of the Company’s board of directors (the “Board”), on such terms and conditions as may be determined by the Board, pursuant to the terms described in the attached Proxy Statement (this “Proxy Statement”), including issuances of Ordinary Shares in connection with one or more private placement transactions and/or registered offerings involving L.I.A. Pure Capital Ltd. and/or Xylo Technologies Ltd. (collectively, the “Investors”), including issuances upon the conversion of convertible promissory notes, over a period of twelve (12) months following the date of approval by the Company’s shareholders, in an aggregate offering amount not to exceed $5,000,000 (the “Framework for Future Financings.”)

The Board unanimously recommends that you vote in favor of the above Proposals as further described in this Proxy Statement (this “Proxy Statement”).

Record Date

Shareholders of record at the close of business on December 30, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Companies Law, each of Proposal No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting, together with a return envelope, is attached to this Proxy Statement and will be sent to record holders of the Ordinary Shares. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by the Company at least four (4) hours prior to the Meeting, all Ordinary Shares represented by the proxy shall be voted as indicated. Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each Proposal. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: nir@maris-tech.com; israel@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as applicable. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of Ordinary Shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the approval of the Private Placement and the Framework for Future Financings and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposals.

Sincerely,

Israel Bar
Chief Executive Officer

December 23, 2025

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 27, 2026

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”), for use at the Company’s special general meeting of shareholders to be held on January 27, 2026 (the “Meeting”), at 3:00 p.m. Israel time, and at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the instructions of the shareholders executing such proxy. In the absence of such instructions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the Proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 27, 2026, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, each of the Proposals described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting to Mr. Nir Bussy, e-mail address: nir@maris-tech.com, no later than December 30, 2025.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than January 16, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’s response to the Position Statement will be submitted no later than January 22, 2026.

Please note that there may be changes on the agenda following the publication of this Proxy Statement, and additional Position Statements may be submitted thereafter. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To approve, for purposes of SectionS 270(5) AND 274 of the Companies Law,
THE ISSUANCE of ordinary shares UPON THE conversion of certain convertible promissory notes PREIVOUSLY issued by the Company IN THE PRIVATE PLACEMENT

Background

Pursuant to Sections 270(5) and 274 of the Companies Law, a “material shareholder” is a person who holds at least 5% of the Company’s issued and outstanding share capital or voting rights. Under Section 274, a private placement that (i) involves the issuance of 20% or more of the Company’s voting rights, (ii) is not on market terms, and (iii) results in a new material shareholder or an increase in the holdings of a material shareholder, requires the approval of the Company’s shareholders.

The Note Purchase Agreements and Notes

On November 25, 2025, following approval by the Board on November 24, 2025, the Company entered into note purchase agreements (the “Purchase Agreements”) with two institutional investors, L.I.A. Pure Capital Ltd. (“Pure”) and Xylo Technologies Ltd. (“Xylo”, and together with Pure, the “Investors”), both of which are controlled by the same shareholder, pursuant to which the Company issued to the Investors convertible promissory notes (the “2025 Notes”) in an aggregate principal amount of $2,000,000. Pure also has served as a consultant of the Company since December 3, 2025. The 2025 Notes do not bear interest, are not repayable in cash, and the Company’s obligations under the 2025 Notes will be satisfied solely through the issuance of Ordinary Shares upon the conversion of the 2025 Notes in accordance with their terms.

The Company expects to use the net proceeds of $2,000,000 received from the issuance of the 2025 Notes for working capital and general corporate purposes and to support initiatives intended to strengthen the Company’s capital structure and its U.S. commercial market activities.

Additional information regarding the Purchase Agreements and the 2025 Notes, including the detailed terms and conditions of the 2025 Notes, are included in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 28, 2025, including Exhibits 4.1, 4.2 and 10.1 thereto.

The Board recommends that the Company’s shareholders approve the issuance of Ordinary Shares upon the conversion of the 2025 Notes in an aggregate principal amount of $2,000,000, all in accordance with the terms of the Purchase Agreements and the 2025 Notes (the “Private Placement”).

The Conversion Terms of the 2025 Notes

Pursuant to Section 274 of the Companies Law, the issuance of Ordinary Shares upon the conversion of the 2025 Notes is considered not to be on market terms. Therefore, Section 274 requires that the Company’s shareholders approve such issuance.

Under one 2025 Note, in the principal amount of $1,500,000, up to $1,000,000 of the principal amount is convertible into Ordinary Shares beginning six (6) months after the issuance date, and the remaining $500,000 is convertible beginning twelve (12) months after the issuance date. Under the other 2025 Note, in the principal amount of $500,000 is convertible into Ordinary Shares beginning twelve (12) months after the issuance date.

The number of Ordinary Shares issuable upon any conversion of a 2025 Note will be determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to 70% of the lowest daily volume-weighted average price of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the applicable conversion date; provided, however, that the Conversion Price shall not be less than 80% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date. No fractional Ordinary Shares will be issued upon conversion, and any fractional amount will be rounded up to the nearest whole Ordinary Share.

On the date that is twenty-four (24) months following the issuance date of the 2025 Notes, any then-outstanding principal amount under such 2025 Note will automatically convert into Ordinary Shares in accordance with the conversion formula and the Conversion Price then in effect, without any action by the applicable Investor. If, due to the absence of required shareholder approval under applicable Israeli law, the Company is not permitted to issue all Ordinary Shares otherwise issuable upon such automatic conversion, the twenty-four (24) month period will be automatically extended until the earlier of (i) the date shareholder approval is obtained, or (ii) the date such issuance may occur without requiring shareholder approval.

The 2025 Notes include customary limitations on conversion, including (i) a beneficial ownership cap of 9.99% of the outstanding Ordinary Shares following any conversion, (ii) a restriction prohibiting an Investor from beneficially owning 44.99% or more of the outstanding Ordinary Shares without prior shareholder approval; and (iii) a limitation on issuances in excess of the maximum number of Ordinary Shares the Company may issue without obtaining shareholder approval under applicable Israeli law.

Board’s Recommendation

In making its decision to approve, and to recommend that the Company’s shareholders approve, the issuance of Ordinary Shares upon the conversion of the principal amounts under the 2025 Notes, in accordance with the terms specified in the 2025 Notes, the Board considered numerous factors, including: (i) the 2025 Notes provide the Company with aggregate gross proceeds of $2 million, which the Company expects to use for general corporate purposes and to support initiatives intended to strengthen the Company’s capital structure and its U.S. commercial market activities; (ii) the Investors are reputable institutional investors with a demonstrated track record of support for the Company, reflecting confidence in the Company’s technology, business strategy, and long-term growth prospects; and (iii) the terms of the 2025 Notes and the related Purchase Agreements were negotiated at arm’s length and reflect prevailing conditions for companies of similar size and industry at the time of negotiation.

The Board recommends that the shareholders of the Company vote “FOR” the following resolution:

“RESOLVED, to approve, for purposes of Sections 270(5) and 274 of the Companies Law, the issuance of Ordinary Shares upon the conversion of the 2025 Notes, all in accordance with the terms of the Purchase Agreements and the 2025 Notes”.

The approval of this Proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE, FOR PURPOSES OF SECTIONS 270(5) AND 274 OF THE COMPANIES LAW,
THE ISSUANCE OF ORDINARY SHARES IN CONNECTION WITH ONE OR MORE DEBT OR EQUITY FINANCING TRANSACTIONS TO BE CONDUCTED AT THE DISCRETION OF THE
BOARD, on such terms and conditions as may be determined by
the Board, PURSUANT TO THE TERMS DESCRIBED IN THIS PROXY STATEMENT,
INCLUDING ISSUANCES OF ORDINARY SHARES in connection with one or more private placement transactions and/or registered offerings involving the Investors, including issuances upon the conversion OF convertible promissory notes, OVER A PERIOD OF TWELVE (12) MONTHS following the date of approval by the Company’s shareholders, IN AN AGGREGATE OFFERING AMOUNT NOT TO EXCEED $5,000,000.

Background

Pursuant to Sections 270(5) and 274 of the Companies Law, a private placement that (i) involves the issuance of 20% or more of the Company’s voting rights, (ii) is not on market terms, and (iii) results in a new “material shareholder” or an increase in the holdings of a material shareholder (a “material shareholder” being a holder of at least 5% of the Company’s issued and outstanding share capital or voting rights), requires the approval of the Company’s shareholders.

For the purpose of calculating the issuance of 20% or more of the Company’s voting rights, any securities convertible into, or exercisable for, shares that are held by such person or that will be issued to such person pursuant to the private placement shall be deemed as if they had been converted or exercised. In addition, all private placements made during a consecutive twelve (12)-month period prior to such issuance, to the same offeree or to any person acting on its behalf, its relative, a corporation controlled by it or by its relative, and where the offeree is a corporation – also to its controlling shareholders, a relative of a controlling shareholder, or a corporation controlled by the controlling shareholder or by such relative, shall be seen as a single private placement.

The Framework for Future Financings

For the purpose of implementing the Company’s current business strategy, the Company may be required to undertake additional capital raising during the next twelve (12) months. In light of the provisions of the Companies Law described above, and taking into account the matter brought for approval in Proposal No. 1 on the agenda, and in order to maintain maximum flexibility with respect to the various capital-raising alternatives available to the Company, on December 8, 2025, the Board approved a framework for future financings with each of Pure and Xylo, under which during a period of up to twelve (12) months following the date of approval by the Company’s shareholders, the Company may issue Ordinary Shares, from time to time, at the Board’s discretion, and subject to the execution of definitive agreements with the Investors, in connection with one or more private placement transactions and/or registered offerings involving the Investors, including issuances upon the conversion of convertible promissory notes (“Notes”), in an aggregate offering amount not to exceed $5,000,000. Such private placement transactions and the registered offerings shall be as described below (the “Framework for Future Financings”). The Framework for Future Financings does not oblige either party to consummate any transaction, and the Company retains sole discretion to determine the timing and amount of any such issuances within the limits approved by the Company’s shareholders.

The Company intends to use the net proceeds received from any Framework for Future Financings transactions, if consummated, for working capital and for general corporate purposes, and to support initiatives intended to strengthen the Company’s capital structure, expand its U.S. commercial market activities, and pursue other strategic initiatives.

The Board recommends that the Company’s shareholders approve the Framework for Future Financings.

The Conversion Terms of the Notes

The number of Ordinary Shares issuable upon any conversion of any Notes issued will be determined by dividing the applicable conversion amount by the conversion price. The conversion price will be at least 70% of the lowest daily volume-weighted average price of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the applicable conversion date; provided, however, that the conversion price shall not be less than 80% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date of such Notes. No fractional Ordinary Shares will be issued upon conversion, and any fractional amount will be rounded up to the nearest whole Ordinary Share.

The annual interest for any unconverted outstanding principal amount under a Note may be up to 8%.

The Notes will be convertible into Ordinary Shares commencing on the issuance date of such Notes. The conversion period for any then-outstanding principal amount under the Notes shall be up to twenty-four (24) months following the issuance date of such Notes. On the date that is up to twenty-four (24) months following the issuance date of the Notes, any then-outstanding principal amount under such Notes may automatically convert into Ordinary Shares in accordance with the conversion formula and the conversion price then in effect, without any action by the applicable Investor.

The Notes may include customary limitations on conversion, in accordance with applicable law, including a restriction prohibiting an Investor from beneficially owning 24.99% or 44.99% or more of the outstanding Ordinary Shares, in accordance with the controlling shareholder’s holdings in the Company at such time and in accordance with the provisions of Section 328 of the Companies Law without the need for a prior shareholder approval.

The Company may agree to file a registration statement with the SEC to register the resale of the Ordinary Shares issuable upon the conversion of such Notes.

The Terms of Other Private Placement Transactions or Registered Offerings

The issuance of Ordinary Shares in private placement transactions or registered offerings, must reflect terms and a price-per-share of at least 70% of the lowest daily volume-weighted average price of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the issuance.

The private placement transactions or registered offerings may include the issuance of convertible or exercisable securities, which may contain customary limitations on conversion or exercise in accordance with applicable law, including a restriction prohibiting an Investor from beneficially owning 24.99% or 44.99%, or more of the outstanding Ordinary Shares, in accordance with the controlling shareholder’s holdings in the Company at such time and in accordance with the provisions of Section 328 of the Companies Law without the need for a prior shareholder approval.

The Company may agree to file a registration statement with the SEC to register the resale of the Ordinary Shares issued in a private placement transaction.

Board’s Recommendation

In making its decision to approve, and to recommend that the Company’s shareholders approve, the Framework for Future Financings, the Board considered various factors, including: (i) the approval of the Framework for Future Financings, at the Board’s discretion, from time to time, will allow the Company flexibility and efficiency in raising funds within the established framework, consistent with the Company’s current business strategy; (ii) the Board believes that bringing the framework for the shareholders’ approval fulfills the purpose of Sections 274 and 270(5) of the Companies Law, concerning the approval of material private placements (iii) the Investors are reputable institutional investors with a demonstrated track record of support for the Company, reflecting confidence in the Company’s technology, business strategy, and long-term growth prospects.

The Board recommends that the shareholders of the Company vote “FOR” the following resolution:

“RESOLVED, to approve, for purposes of Sections 270(5) and 274 of the Companies Law, the issuance of Ordinary Shares in connection with one or more debt or equity financing transactions to be conducted at the discretion of the Board, on such terms and conditions as may be determined by the Board, pursuant to the terms described in this Proxy Statement, including issuances of Ordinary Shares in connection with one or more private placement transactions and/or registered offerings involving the Investors, including issuances upon the conversion of convertible promissory notes, over a period of twelve (12) months following the date of approval by the Company’s shareholders, in an aggregate offering amount not to exceed $5,000,000”.

The approval of this Proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote “FOR” the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.
18 Lafayette Place
Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the special general Meeting of shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 23, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 23, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Maris-Tech Ltd. Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Mr. Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the special general meeting of shareholders (the “Meeting”) to be held on January 27, 2026 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the notice of Meeting and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: January 27, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve, for purposes of Sections 270(5) and 274 of the Israeli Companies Law 5759-1999 (the “Companies Law”), the issuance of ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), upon the conversion of certain convertible promissory notes previously issued by the Company in a private placement in November 2025.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve, for purposes of Sections 270(5) and 274 of the Companies Law, the issuance of Ordinary Shares in connection with one or more debt or equity financing transactions to be conducted at the discretion of the Company’s board of directors (the “Board”), on such terms and conditions as may be determined by the Board, pursuant to the terms described in the attached Proxy Statement, including issuances of Ordinary Shares in connection with one or more private placement transactions and/or registered offerings involving L.I.A. Pure Capital Ltd. and/or Xylo Technologies Ltd., including issuances upon the conversion of convertible promissory notes, over a period of twelve (12) months following the date of approval by the Company’s shareholders, in an aggregate offering amount not to exceed $5,000,000.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.